UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38430

Meta Data Limited

Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street

Sha Tin New Territories

Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Meta Data Limited, a Cayman Islands exempt company (the “Company”) held its 2023 extraordinary general meeting of shareholders at 9:00 a.m. Eastern Time, December 7, 2023, at Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street, Sha Tin New Territories, Hong Kong. Holders of a total of 151,362,733 shares (consisting of 151,362,733 Class A Ordinary Shares and 0 Class B Ordinary Shares), out of a total of 153,948,323 shares (consisting of 153,948,323 Class A Ordinary Shares and 0 Class B Ordinary Shares) issued and outstanding and entitled to vote at the Meeting, and that a quorum for the transaction of business is present at the Meeting. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Re-election of directors

Each of Xiaoming Li, Yanyi Tang, Mengchu Zhou, Robert Angell and Abbie Li has been duly elected, respectively, as a Director to hold such office to the earlier of (i) the resignation or termination of the director pursuant to the terms of the director offer letter; or (ii) the next general meeting of shareholders of the Company upon which the directors of the Board stand for re-election.

Director’s Name	For	Against	Abstain	Total
Xiaoming Li	151,335,949	25,268	1,516	151,362,733

Yanyi Tang	151,335,069	26,148	1,516	151,362,733

Shengcong Ma	48,016,542	103,344,675	1,516	151,362,733

Mengchu Zhou	151,335,083	26,054	1,596	151,362,733

Robert Angell	151,335,191	26,026	1,516	151,362,733

Abbie Li	151,335,859	25,358	1,516	151,362,733

2.	To approve the change of the Company’s authorized share capital, from US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, by (i) redesignation of 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors as 40,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) the creation of an additional (i) 19,620,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) 180,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, such that the authorized share capital shall be US$10,000,000 divided into 20,000,000,000 shares of a par value of US$0.0005 each, comprising of (i) 19,800,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0005 each. (the “Change in Share Capital”).

The shareholders approved the proposal.

For	Against	Abstain	Total
151,347,971	14,622	140	151,362,733

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meta Data Limited

By:	/s/ Xiaoming Li
Name:	Xiaoming Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: December 13, 2023

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